Exhibit 99.1

ASM International N.V.

Contact :	Naud van der Ven,	+ 31 30 229 85 40
	Mary Jo Dieckhaus,	+ 1 212 986 29 00

ASM INTERNATIONAL REPORTS

2006 THIRD QUARTER OPERATING RESULTS

•	Net sales of € 213.4 million, down 9% from the second quarter of 2006 and up 22% from the third quarter of 2005.

•	Net earnings of € 13.1 million or € 0.24 diluted net earnings per share, as compared to net earnings of € 17.4 million or € 0.30 diluted net earnings per share in the second quarter of 2006 and a net loss of € 6.3 million or € 0.12 diluted net loss per share for the third quarter of 2005.

•	Third quarter bookings of € 184.5 million, down 28% from the second quarter of 2006.

•	Quarter-end backlog of € 251.7 million, down 10% from the end of the second quarter of 2006.

•	Front-end positive earnings from operations for second consecutive quarter.

BILTHOVEN, THE NETHERLANDS, October 30, 2006 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its 2006 third quarter operating results. These operating results have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

“We are reporting satisfactory third quarter results for ASMI,” commented Arthur del Prado, president and chief executive officer of ASMI. “During the third quarter, ASMI continued to make progress toward our goal of consistent profitability in the Front-end semiconductor equipment operations. Despite lower sales volume, Front-end gross margins increased from the second quarter level and even more when compared to the first quarter of 2006, resulting from overall cost-cutting initiatives and an outstanding contribution from FEMS, our Front-end manufacturing move to Singapore. Our Back-end operations again reported solid results, although slightly below the record level achieved in the second quarter of this year.”

Three months ended September 30, 2006.

The following table shows the operating performance for the third quarter of 2006 as compared to the second quarter of 2006 and the third quarter of 2005:

(euro millions)
	Q3 2005	Q2 2006	Q3 2006	% Change Q2 2006 to Q3 2006		% Change Q3 2005 to Q3 2006
Net sales	174.5	234.8	213.4	(9)%		22%
Gross profit	62.1	93.3	83.0	(11)%		34%
Gross profit margin %	35.6%	39.7%	38.9%	(0.8	)% (1)	3.3	% (1)
Selling, general and administrative expenses	(26.6)	(30.6)	(29.6)	(3)%		11%
Research and development expenses	(23.7)	(21.9)	(22.1)	1%		(7)%
Amortization of other intangible assets	(0.4)	(0.8)	(0.4)	(51)%		(9)%

Earnings from operations	11.4	40.0	30.9	(23)%		172%

Net earnings (loss)	(6.3)	17.4	13.1	(25)%		na
Diluted net earnings per share	(0.12)	0.30	0.24	(20)%		na
New orders	201.5	256.9	184.5	(28)%		(8)%
Backlog at end of period	223.5	280.6	251.7	(10)%		13%

(1)	Percentage point change

Net Sales in the third quarter of 2006 was 9% lower as compared to the second quarter of 2006. When compared to the third quarter of 2005, net sales increased by 22%.

The weakening of the US dollar and US dollar related currencies against the euro in the third quarter of 2006 as compared to the second quarter of 2006 and the third quarter of 2005 impacted sales negatively by 2% and 5% respectively.

The Gross Profit Margin for the third quarter of 2006 of 38.9% of net sales was 0.8 percentage points below the 39.7% gross profit margin realized in the second quarter of 2006. When compared to the second quarter of 2006, the gross profit margin of the Company’s Front-end segment increased, while the gross profit margin of the Company’s Back-end segment decreased.

Selling, General and Administrative Expenses decreased 3% from € 30.6 million in the second quarter of 2006 to € 29.6 million in the third quarter of 2006 and increased 11% from € 26.6 million in the third quarter of 2005.

The increase from the third quarter of 2005 is the result of increased sales and marketing activity, demo activity, and increased expenditures in preparing to meet the requirements under section 404 of the Sarbanes-Oxley Act. In addition, the adoption of Statement of Financial Accounting Standards No. 123R “Share-Based Payment,” effective January 1, 2006, required us to recognize costs of employee stock options.

As a percentage of net sales, selling, general and administrative expenses were 14% in the third quarter of 2006, as compared to 13% in the second quarter of 2006 and 15% in the third quarter of 2005.

Research and Development Expenses of € 22.1 million in the third quarter of 2006 is stable as compared to € 21.9 million in the second quarter of 2006. These expenses decreased 7% from € 23.7 million in the third quarter of 2005 as a result of focus on research and development expenses and the restructuring of ASM NuTool.

As a percentage of net sales, research and development expenses were 10% in the third quarter of 2006, as compared to 9% in the second quarter of 2006 and 14% in the third quarter of 2005.

Earnings from Operations amounted to € 30.9 million in the third quarter of 2006 compared to € 40.0 million in the second quarter of 2006 and € 11.4 million in the third quarter of 2005. The decrease of 23% as compared to the second quarter of 2006 is primarily caused by decreased sales and gross profit.

Net Interest Expense was € 1.3 million in the third quarter of 2006, down € 0.3 million as compared to net interest expenses in the second quarter of 2006 and down € 1.1 million as compared to net interest expenses in the third quarter of 2005. When compared to the third quarter of 2005, interest expenses decreased due to decreased borrowings, mainly the result of the repayment of US$ 94.3 million in convertible subordinated notes which were due in November 2005. Interest income increased due to increased cash balances during the third quarter and increased interest rates.

Nine months ended September 30, 2006.

The following table shows the operating performance and the percentage change for the nine months ended September 30, 2006 compared to the same period in 2005:

(euro millions, except earnings per share)	Nine months ended September 30,
	2005	2006	% Change
Net sales	492.5	654.6	33%
Gross profit	171.8	254.9	48%
Gross profit margin %	34.9%	38.9%	4.0 (1)
Selling, general and administrative expenses	(74.5)	(96.0)	29%
Research and development expenses	(68.5)	(65.8)	(4)%
Amortization of other intangible assets	(1.2)	(1.4)	13%

Earnings from operations	27.6	91.7	232%
Net earnings (loss)	(13.0)	33.0	na
Diluted net earnings (loss) per share	(0.25)	0.62	na
New orders	529.2	684.5	29%
Backlog at the end of period	223.5	251.7	13%

(1)	Percentage points change.

Net Sales of € 654.6 million for the nine months ended September 30, 2006 increased 33% as compared to € 492.5 million in the same period in 2005. Both our Front-end segment and our Back-end segment contributed to the increase noticed.

The strengthening of the US dollar and US dollar related currencies against the euro in the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 impacted sales positively by 1%.

Gross Profit Margin amounted to 38.9% of net sales in the nine months ended September 30, 2006, showing an increase of 4.0 percentage points as compared to the same period in 2005. The increase was caused primarily by increased margins in the Front-end segment. In addition, the increase in the proportion of net sales accounted for by the higher margin Back-end segment and increase margins in the Back-end segment contributed to the increase noticed.

Selling, General and Administrative Expenses increased 29% from € 74.5 million in the nine months ended September 30, 2005 to € 96.0 million in the nine months ended September 30, 2006.

Selling, general and administrative expenses are impacted by impairment and restructuring charges of € 5.4 million recorded in the first quarter of 2006 in our Front-end segment. Next, the increase is also due to increased sales and marketing activity, demo activity, and increased expenditures in preparing to meet the requirements under section 404 of the Sarbanes-Oxley Act. In addition, the adoption of Statement of Financial Accounting Standards No. 123R “Share-Based Payment,” effective January 1, 2006, required us to recognize costs of employee stock options.

As a percentage of net sales, selling, general and administrative expenses were 15%, both in the nine months ended September 30, 2006 and the nine months ended September 30, 2005.

Research and Development Expenses decreased 4% from € 68.5 million in the nine months ended September 30, 2005 to € 65.8 million in the nine months ended September 30, 2006 as a result of focus on research and development expenses and the restructuring of ASM NuTool.

As a percentage of net sales, research and development expenses were 10% in the nine months ended September 30, 2006, compared to 14% in the same period in 2005.

Earnings from Operations amounted to € 91.7 million for the nine months ended September 30, 2006 as compared to € 27.6 million for the same period in 2005. Earnings from operations for the nine months ended September 30, 2006 include impairment and restructuring charges of € 5.4 million recorded in our Front-end segment.

Net Interest Expense amounted to € 4.7 million for the nine months ended September 30, 2006 as compared to € 8.0 million for the nine months ended September 30, 2005. Interest expenses decreased due to decreased borrowings, mainly the result of the repayment of US$ 94.3 million in convertible subordinated notes which were due in November 2005.

Net Earnings for the nine months ended September 30, 2006 amounted to € 33.0 million or € 0.62 diluted net earnings per share compared to a net loss of € 13.0 million or € 0.25 diluted net loss per share for the same period in 2005. Net earnings for the nine months ended September 30, 2006 include impairment and restructuring charges of € 5.4 million recorded in our Front-end segment.

Bookings and backlog

New orders received decreased 28% from € 256.9 million in the second quarter of 2006 to € 184.5 million in the third quarter of 2006. The decrease was noticed in both our Front-end segment and our Back-end segment.

For the nine months ended September 30, 2006 the total of new orders booked amounted to € 684.5 million compared to € 529.2 million in the same period of 2005, an increase of 29%.

For the third quarter of 2006, the level of new orders divided by the net sales for the quarter (book-to-bill ratio) was 0.86, compared to a book-to-bill ratio of 1.09 in the second quarter of 2006.

For the nine months ended September 30, 2006 the book-to-bill ratio was 1.05, compared to a book-to-bill ratio of 1.07 for the same period in 2005.

The backlog at September 30, 2006 amounted to € 251.7 million, showing a decrease of 10% compared to the backlog of € 280.6 million at June 30, 2006.

Liquidity and capital resources

Net cash provided by operations in the third quarter of 2006 was € 32.0 million as compared to net cash provided by operations of € 10.9 million in the third quarter of 2005. For the nine months ended September 30, 2006, net cash provided by operations was € 104.3 million compared to cash provided by operations of € 29.6 million for the same period in 2005.

Net cash used in investing activities in the third quarter of 2006 was € 8.2 million, compared to € 14.3 million in the third quarter of 2005. For the nine months ended September 30, 2006, net cash used in investing activities was € 25.9 million compared to € 33.1 million for the same period in 2005.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from € 229.9 million at June 30, 2006 to € 238.0 million at September 30, 2006. The number of outstanding days of working capital, measured based on the sales of the past 12 months, decreased from 99 days at June 30, 2006 to 98 days at September 30, 2006.

At September 30, 2006, the Company’s principal sources of liquidity consisted of € 161.8 million in cash and cash equivalents, of which € 91.6 million was available for the Company’s Front-end operations and € 70.2 million was restricted for use in the Company’s Back-end operations. In addition, the Company also had € 106.7 million in undrawn bank facilities, of which € 30.6 million was available for its Back-end operations and € 25.8 million was available for the Front-end operations in Japan.

Outlook

We are pleased with the progress being made through 2006 in reaching our financial targets for Front-end, and with the continued outstanding performance delivered by our Back-end operations. The Front-end results demonstrate that we are on course to reach profitability for 2007.

Based on nine-months´ results and visibility for the remainder of the year, we confirm earlier statements that 2006 second half Front-end sales are expected to be comparable to first half sales. For the full year 2006, the EBITDA of Front-end - net of restructuring charges - is expected to be double digit. For Back-end, we expect another quarter with a solid performance.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

MONDAY, OCTOBER 30, 2006 at

9:00 a.m. US Eastern time

3:00 p.m Continental European time.

The teleconference dial-in numbers are as follows:

United States:                     +1    866.825.1709

International:                      +1    617.213.8060

Participation pass code is 579 53 264

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through November 13, 2006. The replay dial-in numbers are:

United States:                     +1     888.286.8010

International                       +1     617.801.6888

Participation pass code is 833 19 534

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at http://www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
(euro thousands except per share data)	2005	2006	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	174,476	213,367	492,459	654,614
Cost of sales	(112,387)	(130,373)	(320,703)	(399,738)

Gross profit	62,089	82,994	171,756	254,876
Operating expenses:
Selling, general and administrative	(26,654)	(29,627)	(74,478)	(96,026)
Research and development	(23,657)	(22,111)	(68,463)	(65,835)
Amortization of other intangible assets	(422)	(385)	(1,206)	(1,357)

Total operating expenses	(50,733)	(52,123)	(144,147)	(163,218)

Earnings from operations	11,356	30,871	27,609	91,658
Net interest expense	(2,445)	(1,310)	(8,008)	(4,703)
Foreign currency transaction gains (losses)	331	(312)	(78)	(1,191)

Earnings before income taxes and minority interest	9,242	29,249	19,523	85,764
Income tax expense	(3,057)	(2,777)	(5,107)	(8,820)

Earnings before minority interest	6,185	26,472	14,416	76,944
Minority interest	(12,481)	(13,417)	(27,442)	(43,919)

Net earnings (loss)	(6,296)	13,055	(13,026)	33,025

Net earnings (loss) per share:
Basic	(0.12)	0.24	(0.25)	0.62
Diluted (1)	(0.12)	0.24	(0.25)	0.62

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	52,640	53,474	52,632	53,332
Diluted (1)	52,640	65,426	52,632	60,618

(1)	The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that would then share in earnings. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually.

Due to the loss reported in the three months and nine months ended September 30, 2005, the effect of securities and other contracts to issue common stock were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net loss for that period. For the nine months ended September 30, 2006 the effect of a potential conversion of convertible debt into 4,682,133 common shares were anti-dilutive.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(euro thousands except share data)	December 31, 2005	September 30, 2006
		(unaudited)
Assets
Cash and cash equivalents	135,000	161,774
Accounts receivable, net	209,314	215,073
Inventories, net	189,404	198,915
Income taxes receivable	22	68
Deferred tax assets	2,841	3,563
Other current assets	24,232	26,406

Total current assets	560,813	605,799
Debt issuance costs	5,430	4,337
Deferred tax assets	536	213
Other intangible assets	9,177	9,621
Goodwill, net	73,009	69,650
Property, plant and equipment, net	163,343	149,349

Total Assets	812,308	838,969

Liabilities and Shareholders’ Equity
Notes payable to banks	21,061	22,302
Accounts payable	93,669	101,413
Accrued expenses	76,899	75,454
Advance payments from customers	7,943	13,416
Deferred revenue	9,862	12,154
Income taxes payable	7,965	13,181
Current portion of long-term debt	7,150	6,365

Total current liabilities	224,549	244,285
Deferred tax liabilities	311	1,339
Long-term debt	25,741	22,656
Convertible subordinated debt	203,448	189,576

Total Liabilities	454,049	457,856
Minority interest in subsidiaries	119,665	106,793
Shareholders’ Equity:
Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 52,678,952 and 53,489,824 shares	2,107	2,140
Financing preferred shares, issued none	—	—
Preferred shares, issued none	—	—
Capital in excess of par value	300,479	310,454
Accumulated (deficit) gains	(15,586)	17,439
Accumulated other comprehensive loss	(48,406)	(55,713)

Total Shareholders’ Equity	238,594	274,320

Total Liabilities and Shareholders' Equity	812,308	838,969

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,
(euro thousands)	2005	2006	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings (loss)	(6,296)	13,055	(13,026)	33,025
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation property, plant and equipment	9,049	8,942	25,775	27,342
Amortization of other intangible assets	422	522	1,207	1,494
Impairment of property, plant and equipment	—	—	—	285
Amortization of debt issuance costs	481	160	1,410	659
Deferred income taxes	584	(191)	329	513
Compensation expense employee stock option plan	—	394	—	1,018
Compensation expense employee share incentive scheme ASMPT	—	2,244	—	5,542
Non cash settlement charges	—	—	—	3,048
Minority interest	12,481	13,417	27,442	43,919
Changes in other assets and liabilities:
Accounts receivable	2,167	(4,172)	6,049	(12,790)
Inventories	(7,359)	(11,951)	(25,954)	(21,377)
Other current assets	487	(1,195)	(124)	(3,389)
Accounts payable and accrued expenses	2,676	10,677	11,565	15,346
Advance payments from customers	(4,047)	(3,501)	(870)	1,345
Deferred revenue	(1,693)	1,225	(3,403)	2,591
Income taxes	1,986	2,409	(806)	5,714

Net cash provided by operating activities	10,938	32,035	29,594	104,285

Cash flows from investing activities:
Capital expenditures	(14,000)	(8,280)	(32,860)	(24,181)
Purchase of other intangible assets	(277)	(357)	(277)	(2,442)
Acquisition of business	—	(150)	—	(806)
Proceeds from sale of property, plant and equipment	19	579	48	1,552

Net cash used in investing activities	(14,258)	(8,208)	(33,089)	(25,877)

Cash flows from financing activities:
Notes payable to banks, net	(8,039)	1,772	(4,429)	2,781
Proceeds from long-term debt and subordinated debt	12,559	2,048	13,148	2,048
Repayments of long-term debt and subordinated debt	(3,003)	(908)	(9,131)	(4,204)
Proceeds from issuance of common shares	2	222	239	6,960
Dividend to minority shareholders	(13,245)	(26,255)	(31,713)	(51,125)

Net cash used in financing activities	(11,726)	(23,121)	(31,886)	(43,540)
Exchange rate effects	(809)	(408)	18,763	(8,094)

Net increase (decrease) in cash and cash equivalents	(15,855)	298	(16,618)	26,774
Cash and cash equivalents at beginning of period	217,856	161,476	218,619	135,000

Cash and cash equivalents at end of period	202,001	161,774	202,001	161,774

Supplemental disclosures of cash flow information
Cash paid (received) during the period for:
Interest, net	(768)	(1,034)	4,123	2,546
Income taxes, net	487	559	5,584	2,593

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles in the United States of America ("US GAAP"). Accounting principles applied are unchanged compared to the year 2005, except for the adoption of Statement of Financial Accounting Standard No. 123R “Share-based Payment” (“SFAS 123R”) effective January 1, 2006.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest in subsidiaries is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation. Intercompany profits included in inventory are recognized in the Consolidated Statements of Operations upon the sale of the respective inventory to a third party.

Option plans

ASMI adopted SFAS 123R effective January 1, 2006 and applies the provisions of SFAS 123R to all share-based payments, including employee stock options, granted, vested, modified or settled subsequent to January 1, 2006. SFAS 123R requires that the cost of all share-based compensation arrangements, be reflected in the financial statements based on the fair value of the awards. The cost is measured at fair value on the grant date and is recognized over the requisite service period.

Prior to January 1, 2006, ASMI applied the intrinsic-value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees.” All stock options granted to employees had an exercise price equal to the market value of the underlying common shares on the date of grant and accordingly for these plans no stock-based compensation expense was reflected in financial statements.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”).

The first consolidated financial statements prepared by ASMI in accordance with IFRS have been included in its Dutch Statutory Annual Report for 2005, including the consolidated financial statements of 2004 for comparison purposes. These consolidated financial statements replaced the consolidated financial statements ASMI prepared through 2004 in accordance with accounting principles generally accepted in the Netherlands (“Dutch GAAP”), included in its Dutch Statutory Annual Reports through 2004. As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differs from those reported in accordance with US GAAP. The major differences relate to accounting for goodwill, accounting for minority interest, accounting for convertible subordinated notes, accounting for development expenses and accounting for option plans.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings (loss)		Net earnings (loss)
	Three months ended September 30,		Nine months ended September 30,
(euro thousands except per share data)	2005	2006	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP	(6,296)	13,055	(13,026)	33,025
Adjustments for IFRS:
Classification of minority interest	12,481	13,417	27,442	43,919
Convertible subordinated notes	(3,333)	(1,421)	(4,699)	(7,181)
Development expenses	2,207	2,339	6,782	7,318
Option plans	(371)	(66)	(967)	92

Total adjustments	10,984	14,269	28,558	44,148
IFRS	4,688	27,324	15,532	77,173

IFRS allocation of net earnings:
Shareholders	(7,793)	13,907	(11,910)	33,254
Minority interest	12,481	13,417	27,442	43,919
Net earnings (loss) per share:
Basic	(0.15)	0.26	(0.23)	0.62
Diluted	(0.15)	0.26	(0.23)	0.62

(euro thousands)			Equity	Equity
			December 31, 2005	September 30, 2006
				(unaudited)
US GAAP			238,594	274,320
Adjustments for IFRS:
Goodwill			(11,686)	(10,960)
Classification of minority interest			119,665	106,793
Convertible subordinated notes			38,229	31,048
Development expenses			9,366	15,811

Total adjustments			155,574	142,692
IFRS			394,168	417,012